Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-143532 of BlackRock Large Cap Series Funds, Inc. on Form N-14 of our reports dated December 21, 2006 relating to the financial statements and financial highlights of BlackRock Large Cap Core Fund, a series of BlackRock Large Cap Series Funds, Inc. (the “Fund”), and of Master Large Cap Core Portfolio, a series of Master Large Cap Series Trust (the “Trust”), appearing in the corresponding Annual Reports on Form N-CSR of the Fund and of the Trust for the year ended October 31, 2006, and to the references to us under the captions “Other Service Providers-Large Cap Core Fund” in the Combined Prospectus/Proxy Statement and “Financial Statements” in the Statement of Additional Information, which are parts of such Registration Statement.

/s/ Deloitte & Touche LLP

Princeton, New Jersey
July 17, 2007